Annual General Meeting
The Voting Instructions must be signed, completed and received at the indicated address prior to 10:00 A.M. (New York City time) on December 8, 2023 for action to be taken.
2023 VOTING INSTRUCTIONS    AMERICAN DEPOSITARY SHARES
Endava plc (the “Company”)
ADS CUSIP No.:    29260V105.
ADS Record Date:    5:00 P.M. (New York City time) on November 6, 2023.
Meeting Specifics:    Annual General Meeting to be held Wednesday, December 13, 2023 at 2:30 P.M. (London time) at the offices of Cooley (UK) LLP, 22 Bishopsgate, London EC2N 4BQ, United Kingdom (the "AGM").
Meeting Agenda:    Please note that the Company’s Notice of AGM is enclosed. The Annual Report and Accounts for the year ended June 30, 2023 is available on the Company's website at
https://investors.endava.com/financials/AGM/.
Depositary:    Citibank, N.A.
Deposit Agreement:    Deposit Agreement, dated as of July 31, 2018, by and among the Company, the Depositary, and all
Holders and Beneficial Owners of ADSs.
Deposited Securities:    Class A Ordinary Shares of the Company.
Custodian:    Citibank, N.A., London Branch.
The undersigned holder, as of the ADS Record Date, of the American Depositary Share(s) issued under the Deposit Agreement and identified on the reverse side hereof (such American Depositary Shares, the “ADSs”) hereby authorizes and directs the Depositary to cause to be voted at the AGM (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof.

The Depositary has been advised by the Company that under the articles of association of the Company (the "Articles"), voting at any meeting of shareholders of the Company is conducted by poll.

Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities. Upon the timely receipt from a Holder of ADSs as of the ADS Record Date of voting instructions in the manner specified by the Depositary, the Depositary shall endeavor, insofar as practicable and permitted under any applicable law, the provisions of the Deposit Agreement, the Articles and the provisions of the Deposited Securities, to vote, or cause the Custodian to vote, the Deposited Securities (in person or by proxy) represented by such Holder's ADSs as follows: the Depositary will instruct the Custodian to vote the Deposited Securities in accordance with the voting instructions received from the Holders of ADSs. If the Depositary does not receive voting instructions from a Holder as of the ADS Record Date on or before the date established by the Depositary for such purpose, such Holder shall be deemed, and the Depositary shall deem such Holder, to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote the Deposited Securities; provided, however, that no such discretionary proxy shall be given by the Depositary with respect to any matter to be voted upon as to which the Company informs the Depositary that (a) the Company does not wish such proxy to be given, (b) substantial opposition exists, or (c) the rights of holders of Deposited Securities may be adversely affected.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted. An explanation of each of the proposed resolutions can be found on pages 9 to 14 of the Company's Notice of AGM.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the voting instructions contained therein.

RESOLUTIONS

Ordinary Resolutions
To consider, and if thought fit, pass the following resolutions (1 to 12 inclusive), which will be proposed as ordinary resolutions:
Resolution 1    To receive and adopt the Company’s annual accounts for the financial year ended 30 June 2023 and the associated reports of the Directors and auditors (the “2023 Annual     Report and Accounts”).
Resolution 2    To approve the Director's Remuneration Report contained in the 2023 Annual Report and Accounts.
Resolution 3    To appoint PricewaterhouseCoopers LLP as the Company's auditor to act as such until the conclusion of the next general meeting of the Company at which the requirements of section 437 of the Companies Act 2006 (the "Companies Act") are complied with.
Resolution 4        To authorise the Board to determine the auditor's remuneration.
Resolution 5        To re-elect Mr. J Cotterell as a Director.
Resolution 6        To re-elect Mr. M Thurston as a Director.
Resolution 7        To re-elect Mr. P Butcher as a Director.
Resolution 8        To re-elect Ms. S Connall as a Director.
Resolution 9        To re-elect Mr. B Druskin as a Director.
Resolution 10    To re-elect Ms. K Hollister as a Director.
Resolution 11    To re-elect Mr. D Pattillo as a Director.
Resolution 12    To re-elect Mr. T Smith as a Director.

The Company has informed the Depositary that its Board of Directors recommends a "For" vote for all resolutions.

A Issues Endava plc

For Against Abstain

Resolution 1.
Resolution 2.
Resolution 3.
Resolution 4.
Resolution 5.
Resolution 6.
Resolution 7.
Resolution 8.
Resolution 9.
Resolution 10.

For Against Abstain

Resolution 11.
Resolution 12.

B Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed.
If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an Issue, the undersigned shall be deemed to have directed the Depositary to give Voting Instructions “FOR” the unmarked Issue.
If these Voting Instructions are signed and timely returned to the Depositary but multiple specific directions as to voting are marked above as to an Issue, the undersigned shall be deemed to have directed the Depositary to give an “ABSTAIN” Voting Instruction for such Issue.
Please be sure to sign and date this Voting Instructions Card.
Please sign your name to the Voting Instructions exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructions executed by a corporation should be in full name by a duly authorized officer with full title as such.

Signature 1 - Please keep signature within the line    Signature 2 - Please keep signature within the line    Date (mm/dd/yyyy)